UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October 2017

Commission File Number:  001-37569

STRONGBRIDGE BIOPHARMA plc

(Exact name of Registrant as specified in its charter)

900 Northbrook Drive

Suite 200

Trevose, PA 19053

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F:

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On October 4, 2017, Strongbridge Biopharma plc (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Cantor Fitzgerald & Co., as representative of the several underwriters named in Schedule A thereto (the “Underwriters”), relating to the public offering (the “Offering”) of 4,000,000 ordinary shares, $0.01 par value per share, at a price to the public of $6.25 per share. Under the terms of the Underwriting Agreement, the Company has also granted the Underwriters a 30-day option to purchase up to an additional 600,000 ordinary shares. The net proceeds to the Company from the Offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company, are expected to be approximately $23.4 million. The Company intends to use the net proceeds from the offering for investment in expanded commercial infrastructure for Keveyis, continued development of Recorlev and veldoreotide, commercialization expenditures, and for other general corporate purposes, which may include working capital, capital expenditures, acquisition of additional technologies or other forms of intellectual property, acquisition of assets or businesses that are complementary to its existing business, and general and administrative expenses.

The ordinary shares are being offered and sold pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-217555) (the “Registration Statement”), which was declared effective by the Securities and Exchange Commission (the “Commission”) on May 8, 2017, as supplemented by a preliminary prospectus supplement, dated October 3, 2017, and a final prospectus supplement, dated October 4, 2017, filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”).

The Underwriting Agreement contains customary representations, warranties and agreements by the Company. Under the terms of the Underwriting Agreement, the Company has agreed to indemnify the Underwriters against certain liabilities.

The foregoing summary of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, a copy of which is attached as Exhibit 1.1 hereto and incorporated herein by reference. The Underwriting Agreement contains representations and warranties that the parties made to, and solely for the benefit of, the other in the context of all of the terms and conditions of the Underwriting Agreement and in the context of the specific relationship between the parties. The provisions of the Underwriting Agreement, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to the Underwriting Agreement and are not intended as a document for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in Strongbridge’s filings with the SEC.

On October 3, 2017, the Company issued a press release announcing the offering, and on October 4, 2017, the Company issued a press release announcing the pricing of the Offering. Copies of these press releases are furnished as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K and incorporated herein by reference.

In connection with the Offering, the legal opinion as to the legality of the ordinary shares sold is being filed as Exhibit 5.1 to this Report on Form 6-K and is incorporated herein and into the Registration Statement by reference.

The information contained in this Report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-215532) and the Company’s Registration Statements on Form F-3 (File Nos. 333-215531 and 333-217555).

Exhibits

Exhibit
Number	Description of Exhibit

1.1	Underwriting Agreement, dated as of October 4, 2017, by and between Strongbridge Biopharma plc and Cantor Fitzgerald & Co., as representative of the several underwriters named therein

5.1	Opinion of Arthur Cox

23.1	Consent of Arthur Cox (included in Exhibit 5.1)

99.1	Press release, dated October 3, 2017, titled “Strongbridge Biopharma plc Announces Proposed Public Offering of Ordinary Shares”

99.2	Press release, dated October 4, 2017, titled “Strongbridge Biopharma plc Announces Pricing of Public Offering of Ordinary Shares”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: October 5, 2017

STRONGBRIDGE BIOPHARMA PLC

	By:	/s/ A. Brian Davis
A. Brian Davis
Chief Financial Officer